UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2012

Commission File Number 001-33161

NORTH AMERICAN ENERGY PARTNERS INC.

Zone 3

Acheson Industrial Area

2-53016 – Hwy. 60

Acheson, Alberta T7X 5A7

(403) 767-4825

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Documents Included as Part of this Report

1.	Report of Voting Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ David Blackley
Name:	David Blackley
Title:	Chief Financial Officer

Date: October 2, 2012

NORTH AMERICAN ENERGY PARTNERS INC.

Annual and Special Meeting of Shareholders of

North American Energy Partners Inc. (the “Corporation”)

September 19, 2012

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations

Section 11.3

MATTERS VOTED UPON

Description of Matter Voted Upon		Outcome of Vote

1.	The election of each of the following persons as directors of the Corporation to hold office until the next annual meeting of shareholders or until their successors are elected or appointed (separate votes on each nominee):	Each vote carried by a majority of shareholders (on a show of hands)

George R. Brokaw Martin R. Ferron Carl F. Giesler, Jr. Ronald A. McIntosh William C. Oehmig Allen R. Sello Jay W. Thornton Peter W. Tomsett K. Rick Turner

2.	The appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation to hold office until the close of the next annual meeting of shareholders or until their successors are appointed and the authorization of the directors to fix their remuneration.	Carried by a majority of shareholders (on a show of hands)

3.	That all unallocated options issuable pursuant to the Corporation’s Share Option Plan be approved and authorized until September 19, 2015 and that any officer of the Corporation be authorized and directed to do all such things as in his opinion may be necessary or desirable to give effect to the foregoing.	Carried by a majority of shareholders (upon vote by ballot)